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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                  FORM 12b-25


                                              Commission File Number 0-28472

                   NOTIFICATION OF LATE FILING

     (Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F   [X] Form 10-Q
[ ] Form 10-N-SAR
For Period Ended:  June 30, 2000

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:------------------------
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                     Part I -  Registrant Information

Full Name of Registrant:    Digital Video Stystems, Inc.

Former Name If Applicable:
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Address of Principal Executive Office (Street and Number):
278 Hope Street
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City, State and Zip Code: Mountain View, CA 94041
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                     Part II - Rules 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ]  (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)       The subject annual report, semi-annual  report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)       The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.


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                     Part III - Narrative

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In its continuing efforts to reduce expenses, the Company has maintained a very small staff in its corporate offices available to handle its accounting and SEC reporting obligations. That staff has been focused for much of the past 45 days on completing the Company's Annual Report on Form 10-KSB, the filing of which was delayed well into the period during which the staff would ordinarily be focused on preparing the Form 10-QSB, as previously announced. However, the Company did work diligently during the short time between the filing of the Form10-KSB and the Form 10-QSB filing deadline for the quarter ended June 30, 2000. The Form 10-QSB was finalized, and the Company was prepared to file the report on August 14, 2000 but the filing did not get accepted at the SEC's office before the 5:30 p.m. filing deadline, presumably due to abnormally heavy traffic on the EDGAR network.


                     Part IV - Other Information

               (1) Name and telephone number of person to contact in regard to this notification

Mali Kuo                          (650)                    564-9699
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(Name)                           (Area Code)            (Telephone Number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes       [ ] No



               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes       [ ] No

                    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Please see attached explanation.)

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                     DIGITAL VIDEO SYSTEMS, INC.
            (Name of Registrant as specified in charter)


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2000
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By:  /s/ Mali Kuo
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    Mali Kuo
    Chief Executive Officer

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                      DIGITAL VIDEO SYSTEMS, INC.
                             Form 12b-25
                           PART IV, ITEM (3)

Explanation:

There has been significant improvements in operational results compared with the corresponding period for the last fiscal year. The revenues have been increased to $22.8 million in the 2000 period compared to $6.4 in the 1999 period, with a higher margin of 11.3% in the 2000 period compared to 5.1% in the 1999 period.